UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 18, 2008

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes      ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Hadera Paper Ltd. (formerly, American Israeli Paper Mills Ltd., the “Company”) (AMEX:AIP) announced the results of a public offering in Israel of additional Series 4 debentures (the “Public Offering”) pursuant to the report filed with the Israeli Securities Authority on August 14, 2008 (the “Report”), and the shelf prospectus published by the Company in Israel on May 26, 2008.

        A summary of the results of the Public Offering is provided herein below. A copy of the press release issued by the Company on August 17, 2008, is attached hereto as Exhibit 1.

1.	The following securities were offered:

An aggregate principal amount of up to NIS 120 million (approximately US$33.4 million) of Series 4 debentures comprised of 120,000 units, NIS 1,000 par-value (approximately US$ 278.2) each, at a price per unit as determined at an auction, and in any case no less than NIS 1,042 (approximately US$ 289.9).

2.	The Public Offering was held on August 14, 2008.

3.	The Company had previously received early commitments from Israeli institutional investors to purchase 96,000 units of Series 4 debentures.

4.	The results of the auction in respect to the Series 4 debentures:

4.1.	A total of 256 requests to purchase 114,997 units were made (including 34 requests from Israeli institutional investors to purchase 96,000 units).

4.2.	The price per unit was set at NIS 1,042 (approximately US$ 289.9) (the “Series 4 Price per Unit”), reflecting an interest rate of 6.58%.

4.3.	34 requests of Israeli institutional investors to purchase 96,000 units of Series 4 debentures bearing the Series 4 Price per Unit or a higher price, were accepted in full.

4.4.	222 requests of the public to purchase 18,997 units of Series 4 debentures bearing the Series 4 Price per Unit or a higher price, were accepted in full.

4.5.	The Company shall issue Series 4 debentures with an aggregate principal amount of NIS 114,997,000 (approximately US$ 31,996,939).

5.	The gross proceeds of the Public Offering are NIS 119.8 million (approximately US$ 33.3 million).

        The debentures to be offered as part of the Public Offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD. (Registrant) By: /s/ Lea Katz —————————————— Lea Katz Corporate Secretary

Dated: August 18, 2008

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EXHIBIT INDEX

Exhibit No.	Description

1.	Press release dated August 17, 2008.

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